SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 29292; File No. 812-13748]

FFCM, LLC and FQF Trust; Notice of Application

June 2, 2010

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from rule 12d1-2(a) under the Act.

Summary of Application: Applicants request an order to permit open-end management investment companies relying on rule 12d1-2 under the Act to invest in certain financial instruments.

Applicants: FFCM, LLC ("FFCM," and together with any entity controlling, controlled by or under common control with FFCM, the "Adviser") and FQF Trust ("Trust," and together with the Adviser, "Applicants").

Filing Dates: The application was filed on January 28, 2010, and amended on May 27, 2010.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on June 28, 2010 and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, NE,
Washington, DC 20549-1090; Applicants: FFCM, LLC and FQF Trust, 230 Congress
Street, 5th Floor, Boston, MA 02110.

For Further Information Contact: Deepak T. Pai, Senior Counsel, at (202) 551-6876, or
Michael W. Mundt, Assistant Director, at (202) 551-6821 (Division of Investment
Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The
complete application may be obtained via the Commission's Web site by searching for
the file number, or an applicant using the Company name box, at
http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   The Trust is organized as a Delaware statutory trust and is registered with
the Commission as an open-end management investment company. The Adviser, a
Delaware limited liability company, will register as an investment adviser under the
Investment Advisers Act of 1940, as amended, prior to relying on the requested order. A
broker-dealer registered under the Securities Exchange Act of 1934, as amended
("Exchange Act"), will be selected and will serve as distributor.

2.   Applicants request the exemption to the extent necessary to permit any
existing or future registered open-end management investment company or series thereof
that (a) is advised by the Adviser, (b) is in the same group of investment companies, as
defined in section 12(d)(1)(G) of the Act, (c) invests in shares of other registered open-
end investment companies ("Underlying Funds") in reliance on section 12(d)(1)(G) of the

Act, and (d) is also eligible to invest in securities (as defined in section 2(a)(36) of the

Act) in reliance on rule 12d1-2 under the Act ("Funds of Funds"), to also invest, to the

extent consistent with its investment objective, policies, strategies and limitations, in

financial instruments that may not be securities within the meaning of section 2(a)(36) of

the Act ("Other Investments"). Applicants state that all Funds of Funds and Underlying

Funds are or will be registered with the Commission as open-end management

investment companies.

       3.   Consistent with its fiduciary obligations under the Act, each Fund of

Fund's board of trustees or directors will review the advisory fees charged by the Fund of

Fund's investment adviser to ensure that they are based on services provided that are in

addition to, rather than duplicative of, services provided pursuant to the advisory

agreement of any investment company in which the Fund may invest.

Applicants' Legal Analysis:

       1.   Section 12(d)(1)(A) of the Act provides that no registered investment

company ("acquiring company") may acquire securities of another investment company

("acquired company") if such securities represent more than 3% of the acquired

company's outstanding voting stock or more than 5% of the acquiring company's total

assets, or if such securities, together with the securities of other investment companies,

represent more than 10% of the acquiring company's total assets. Section 12(d)(1)(B) of

the Act provides that no registered open-end investment company may sell its securities

to another investment company if the sale will cause the acquiring company to own more

than 3% of the acquired company's voting stock, or cause more than 10% of the acquired

company's voting stock to be owned by investment companies and companies controlled by them.

2.	Section 12(d)(1)(G) of the Act provides that section 12(d)(1) will not apply to securities of an acquired company purchased by an acquiring company if: (a) the acquired company and acquiring company are part of the same group of investment companies; (b) the acquiring company holds only securities of acquired companies that are part of the same group of investment companies, government securities, and short-term paper; (c) the aggregate sales loads and distribution-related fees of the acquiring company and the acquired company are not excessive under rules adopted pursuant to section 22(b) or section 22(c) of the Act by a securities association registered under section 15A of the Exchange Act or by the Commission; and (d) the acquired company has a policy that prohibits it from acquiring securities of registered open-end investment companies or registered unit investment trusts in reliance on section 12(d)(1)(F) or (G) of the Act.

3.	Rule 12d1-2 under the Act permits a registered open-end investment company or a registered unit investment trust that relies on section 12(d)(1)(G) of the Act to acquire, in addition to securities issued by another registered investment company in the same group of investment companies, government securities, and short-term paper: (a) securities issued by an investment company that is not in the same group of investment companies, when the acquisition is in reliance on section 12(d)(1)(A) or 12(d)(1)(F) of the Act; (b) securities (other than securities issued by an investment company); and (c) securities issued by a money market fund, when the investment is in reliance on rule 12d1-1 under the Act. For the purposes of rule 12d1-2, "securities" means any security as defined in section 2(a)(36) of the Act.

4.   Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction from any provision of the Act, or from any rule under the Act, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act.

5.   Applicants state that the proposed arrangement would comply with the provisions of rule 12d1-2 under the Act, but for the fact that the Funds of Funds may invest a portion of their assets in Other Investments. Applicants request an order under section 6(c) of the Act for an exemption from rule 12d1-2(a) to allow the Funds of Funds to invest in Other Investments. Applicants assert that permitting the Funds of Funds to invest in Other Investments as described in the application would not raise any of the concerns that the requirements of section 12(d)(1) were designed to address.

Applicants' Condition:

Applicants agree that the order granting the requested relief will be subject to the following condition:

Applicants will comply with all provisions of rule 12d1-2 under the Act, except for paragraph (a)(2) to the extent that it restricts any Fund of Funds from investing in Other Investments as described in the application.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary